UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

ANNUAL REPORT

☒	PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2008

or

TRANSITION REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________to__________

Commission File Number 1-5273-1

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
(Full title of the plan)

Sterling Bancorp
650 Fifth Avenue
New York, NY 10019

(Name of issuer of the Securities held pursuant to the plan
and address of its principal executive office)

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements
Supplemental Schedules
Signatures
Index to Exhibits
EX-23.1 Consent of Independent Registered Public Accounting Firm - KPMG LLP
EX-23.2 Consent of Independent Registered Public Accounting Firm - Amper, Politziner & Mattia, LLP

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the 401(k) Administrative Committee of
Sterling Bancorp/Sterling National Bank 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Sterling Bancorp/Sterling National Bank 401(k) Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Sterling Bancorp/Sterling National Bank 401(k) Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ AMPER, POLITZINER & MATTIA, LLP
July 13, 2009
New York, New York

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Statements of Net Assets Available for Benefits

December 31,

	2008	2007

Cash	$7,047	$2,746
Receivable due from employer	671,000	—
Investments at Fair Value:
Sterling Bancorp Common Stock	5,130,162	5,193,887
Guaranteed Interest Accounts	720,081	736,347
Pooled Separate Accounts	10,833,866	10,270,987
Mutual Funds	1,697,466	—
Participant Loans	442,056	382,345

Net Assets Available for Benefits	$19,501,678	$16,586,312

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2008	2007

Addition to / Deductions from Net Assets Attributable to:
Investment Income (Loss):
Interest	$63,864	$54,341
Dividends	294,416	57,005
Net Depreciation in Fair Value of Investments	(4,896,925)	(1,861,138)

	(4,538,645)	(1,749,792)
Contributions:
Participant	2,457,379	1,500,615
Rollovers	333,633	—
Employer	899,485	26,738

	3,690,497	1,527,353

Benefits Paid to Participants	(2,787,487)	(1,942,204)
Administrative Expenses	(1,984)	(17,439)

	(2,789,471)	(1,959,643)

Net Decrease Prior to Transfer	(3,637,619)	(2,182,082)

Transfer from Related Plan	6,552,985	—

Net Increase/(Decrease) in Net Assets Available for Benefits	2,915,366	(2,182,082)

Net Assets Available for Benefits at:
Beginning of Year	16,586,312	18,768,394

End of Year	$19,501,678	$16,586,312

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(1)	Description of the Plan

The following brief description of the Sterling Bancorp/Sterling National Bank 401(k) Plan (the Plan) is presented for information purposes only and is not intended as a summary plan description for participants. Participants should refer to the Plan document for more complete information.

	(a)	General

The Plan is a defined contribution plan covering all employees of Sterling Bancorp and subsidiaries (the Company or Plan Sponsor), to help supplement participants’ retirement income. The Plan was established effective January 1, 1990, amended and restated effective September 1, 2007. In 2007, the Plan was amended to provide for employer matching contributions to eligible employees as defined in the Plan agreement.

Effective January 1, 2008, the Sterling National Bank Subsidiaries 401(k) Plan merged into the Sterling Bancorp/Sterling National Bank 401(k) Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee and such committee acts as the Plan’s administrator. Sterling Bancorp is a bank holding company and its common shares are listed on the New York Stock Exchange. Sterling National Bank (the Bank) is a wholly owned subsidiary of Sterling Bancorp.

	(b)	Contributions

Employees are eligible to join the Plan as an active participant for purposes of contributions other than matching contributions on the first day of the month following their date of employment. Participants may contribute a minimum of 1% of salary to the maximum allowable under the Internal Revenue Code regulations, which is $15,500 for the 2008 and 2007 plan year.

Employees hired on or after January 2, 2006 are eligible for matching contributions on the first day of the month after one year of service in which the employee has worked 1,000 or more hours except for employees who are also participants in the Sterling Bancorp/Sterling National Bank Employees’ Retirement Plan.

Employees who have attained the age of 50 years may make catch-up contributions of $5,000 for 2008 and 2007, which increases the maximum allowable contribution to $20,500 in 2008 and 2007.

Participants may elect to change their contributions effective as of the first day of each calendar month. Participants may discontinue their contributions at any time.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(c)	Vesting

Participants are fully vested in their own contributions and earnings. Company’s contributions are vested based on the following schedule:

Percent
Years of vesting service	vested

Less than 1 year	—
1 year	33
2 years	66
3 or more years	100

(d)	Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Plan’s administrative expenses or future company contributions as further defined by the Plan. The amounts of forfeitures for the years ended December 31, 2008 and 2007 used to reduce Company contributions were approximately $24,300 and $-0-, respectively. The forfeitures account balance as of December 31, 2008 and 2007 was approximately $6,700 and $-0-, respectively.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and its share of the Company’s contribution, if any, and investment earnings, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled only to the benefits that can be provided from that participant’s vested account.

(f)	Participant Loans

Under the Plan, a participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000, subject to a minimum amount of $1,000. Interest is charged to participants at rates that provide a return commensurate with the prevailing rate of interest that would be charged by independent lenders for similar loans. The period of repayment of any loan shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the loan term may not exceed 30 years. A participant may not have more than one loan outstanding at a time.

(g)	Payments of benefits

A participant may withdraw his or her vested account balance on their retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.

When participation in the Plan terminates for any reason other than death, the participant’s vested account balance, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant’s entire account balance, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum, fixed period annuity, fixed period installment, or fixed payment installment option. The portion of a participant’s vested account that is held in the Employer Securities Fund may be distributed in kind.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

	(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (FASB Statement No. 157), which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2008 and 2007

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Participant loans: Valued at estimated fair value using amortized cost which management believes is an accurate reflection of fair value.

Pooled separate accounts (PSA): Valued at net asset value as reported by the investment manager of the fund.

Guaranteed interest accounts (GIA): Fair value represents the value the Plan would receive if the contract was terminated, which is book value less an early withdrawal charge.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Common stock	$5,130,162	$—	$—	$5,130,162
Guaranteed interest accounts	—	—	720,081	720,081
Pooled separate accounts	—	10,419,740	414,126	10,833,866
Mutual funds	1,697,466	—	—	1,697,466
Participant loans	—	—	442,056	442,056

Total assets at fair value	$6,827,628	$10,419,740	$1,576,263	$18,823,631

Level 3 Summary of Changes

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Level 3 Assets for year ended December 31, 2008

	January 1, 2008	Realized/ Unrealized Gains (Losses)	Purchases, Sales, Issuances and Settlements (Net)	December 31, 2008

Guaranteed Interest Accounts	$736,347	$27,492	$(43,758)	$720,081
Pooled Separate Account	989,417	(66,207)	(509,084)	414,126
Participant Loans	382,345	—	59,711	442,056

Total	$2,108,109	$(38,715)	$(493,131)	$1,576,263

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(d) Payments of Benefits

Benefit payments to participants are recorded when paid.

(e) Expenses

Administrative expenses of the Plan are paid by either the Company or the Plan, as provided in the Plan document.

(3)	Investment Account with Insurance Company

The Plan provides an investment option to invest in a non benefit-responsive guaranteed interest account with Principal Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with a guaranteed and fixed rate of return. The guaranteed interest account is contractually obligated to repay the principal and specified interest rate that is guaranteed to the Plan by Principal.

The guaranteed interest account is non benefit-responsive, and therefore fair value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.

The guaranteed interest account promises contract value for a benefit event, such as a termination, death, disability or retirement. However, there is a market value adjustment, which is also called a surrender charge, when funds are withdrawn prior to their maturity or for a non-benefit event, such as a withdrawal from the account for a change in investment option.

The guaranteed interest account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

For the years ended December 31, 2008 and 2007, the interest rate in the guaranteed interest account was 3.60% and 3.02%, respectively.

(4)	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007:

	2008	2007

Sterling Bancorp Common Stock	$5,130,162	$5,193,887
Principal Global Investors Money Market Sep Account	3,499,702	1,325,184
Principal Real Estate Inv. U.S. Property Sep Acct	N/A	989,417
Principal Global Investors Lg Cap Stk Idx Sep Acct	N/A	958,546

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2008 and 2007

The net appreciation (depreciation) of the Plan’s investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2008 and 2007, is as follows:

	2008	2007

Sterling Bancorp Common Stock	$195,249	$(2,415,918)
Mutual Funds	(1,300,415)	—
Pooled Separate Accounts	(3,793,095)	556,068
Guaranteed Interest Accounts	1,336	(1,288)

	$(4,896,925)	$(1,861,138)

Dividends from Sterling Bancorp Common Stock are earned by the Plan quarterly. Dividends are used to purchase additional shares of stock.

(5)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility in 2008, and subsequent, may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2008 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(6)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue and terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination or partial termination, the participant account balances shall become fully vested, and net assets distributed to participants and beneficiaries in proportion to their respective account balances.

(7)	Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated March 27, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the tax determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During the Plan years 2002 through 2008, the operation of the Plan was based on incorrectly determined eligible compensation. To correct this operational defect, Management has determined that an additional contribution of approximately $671,000 is required to be made to the Plan by the Company and has been reflected as an employer contribution receivable within the Plan’s statement of net assets available for benefits as of December 31, 2008. The Company intends to pay this contribution to the Plan prior to the filing of its Form 5500 with the Department of Labor. Upon the completion of the correction, the Company believes that this operational defect will not have an adverse effect on the tax status of the Plan.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(8)	Parties-in-interest Transactions

Certain Plan investments are shares of pooled separate accounts and guaranteed interest accounts managed by Principal. Principal is the record keeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan offers as one of the investments, the common stock of Sterling Bancorp, the Plan Sponsor. Sterling Bancorp is the trustee and, therefore, these transactions qualify as party-in-interest transactions.

(9)	Transfer from Related Plan

Effective January 1, 2008, participant balances of Sterling National Bank Subsidiaries 401(k) Plan (the “Sub Plan”) were transferred into the Plan. Sterling National Bank Subsidiaries 401(k) Plan covered all eligible employees of Sterling National Mortgage Co., Inc. and Sterling Resource Funding Corp. All participants of the Sub Plan received past service credits for purposes of eligibility, vesting and employer matching contribution under the Plan.

(10)	Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, 12b-1 fees, which are ongoing fees allowable under Section 12b-l of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

(11)	Accounting for Uncertainty in Income Taxes

In June, 2006, the Financial Accounting Standards Board (the FASB) issued Financial Interpretation Number 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109 (FIN 48).

This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and is effective for fiscal years beginning after December 15, 2007. As of December 31, 2007, the Plan had adopted FIN 48. The Plan’s adoption of FIN 48 did not impact the amounts reported in the financial statements of the Plan due to the fact that the Plan is qualified and tax exempt.

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(d)	(e)

	Identity of issuer, borrower or similar party	Description of investment	Shares/Units/ Rates of Interest	Current value

	Guaranteed Interest Accounts, at Fair Value
*	Principal Mutual Life Insurance Company:
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/08	2.9%	$88,059
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/09	3.3%	90,234
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/10	3.9%	180,988
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/11	3.9%	165,719
	Guaranteed 5 Years	Guaranteed Inv. Contract maturing 12/31/12	2.7%	195,081

	Total Guaranteed Interest Accounts			720,081

	Pooled Separate Accounts, at Fair Value
*	Principal Global Investors	Money Market Sep Acct	68,749.8305	3,499,702
	Edge Asset Management, Inc.	Government & Hq Bond Sep Acct	32,208.5700	682,705
*	Principal Global Investors	Diversified Intl Sep Acct	15,113.8281	602,167
*	Principal Global Investors	Lg Cap S&P 500 Index Sep Acct	16,114.7059	579,548
	Alliance Bernstein/Westwood	Large Cap Value III Sep Acct	59,442.9877	568,520
	Columbus Circle Investors	Large Cap Growth Sep Acct	26,965.8625	454,237
	Russell Investment Group	Russ Life Bal Str Sep Acct	35,164.3509	430,062
*	Prin Mgmt Corp/Prin Global Inv	Principal Lifetm 2010 Sep Acct.	38,169.9007	424,608
*	Principal Real Estate Inv.	U.S. Property Sep Acct	660.6230	414,126
*	Principal Global Investors	Mid Cap Blend Sep Acct	6,241.8777	319,311
	Goldman Sachs/LA Capital Mgmt	Mid Cap Value I Sep Acct	13,561.8126	301,545
*	Principal Global Investors	Small Cap Blend Sep Acct	5,752.1642	289,455
*	Principal Financial Advisors	Stock Emphasis Bal Sep Acct	11,938.2318	266,245
*	Principal Global Investors	Bond and Mtg Sep Acct	374.0596	258,951
*	Principal Global Investors/Dfa	Intl Small Cap Sep Acct	6,390.5818	252,368
	Columbus Circle Investors	Small Cap Growth III Sep Acct	30,477.0063	231,161
*	Prin Mgmt Corp/Prin Global Inv	Principal Lifetm 2030 Sep Acct.	19,348.4583	210,979
*	Prin Mgmt Corp/Prin Global Inv	Principal Lifetm 2020 Sep Acct.	16,685.4559	187,505
*	Prin Mgmt Corp/Prin Global Inv	Principal Lifetm 2040 Sep Acct.	12,362.4304	133,977
	UBS/Emerald/Essex	Small Cap Growth II Sep Acct	18,043.5972	123,508
	Russell Investment Group	Russ Life Con Str Sep Acct	8,843.3037	116,465
	Russell Investment Group	Russ Life Mod Str Sep Acct	8,829.2148	111,111
	Russell Investment Group	Russ Life Eq Growth St Sep Acct	10,942.8499	109,054
*	Prin Mgmt Corp/Prin Global Inv	Principal Lifetm Str Inc. Sep. Acct	7,471.8975	86,801
	Russell Investment Group	Russ Life Grw Str Sep Acct	6,625.8556	72,715
	Turner/Mellon/Jacobs Levy	Mid Cap Growth III Sep Acct	4,493.0313	38,477
*	Prin Mgmt Corp/Prin Global Inv.	Principal Lifetm 2050 Sep Acct	3,578.4200	37,123
*	Principal Global Investors/DFA	Principal Financial Grp In Stk Sep Acct	1,960.3233	25,674
	DFA/Vaughan Nelson/LA Capital	Small Cap Value II Sep. Acct	669.8453	5,766

	Total Pooled Separate Accounts			10,833,866

See report of independent registered public accounting firm

(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - Continued

December 31, 2008

(a)	(b)	(c)	(d)	(e)

	Identity of issuer, borrower or similar party	Description of investment	Shares/Units/ Rates of Interest	Current value

	Mutual Funds, at Fair Value
	Capital Research and Mgmt Co.	Am Fds Grth Fd of Am R3 Fd	22,395.3559	452,386
	Capital Research and Mgmt Co.	Am Funds Fdmntl Inv. R3 Fund	17,327.7706	432,155
	American Century Inv. Mgmt.	Am Cent Heritage A Fund	27,179.3485	310,388
	American Century Inv. Mgmt.	Am Cent Sm Cap Val Adv Fund	28,193.0933	151,115
	Capital Research and Mgmt Co.	Am Fds Europacific Grth R3 Fd	4,869.2816	134,197
	Fidelity Management and Research	Fidelity Adv. Technology T. Fund	12,897.9069	128,850
	MFS Investment Management	MFS Utilities A Fund	5,053.3973	59,024
	American Century Inv. Mgmt.	Am Cent Vista Advisor Fund	1,658.1151	17,858
	Neuberger Berman Mgmt. Inc.	Neub Berm Soc Resp Tr Fund	1,046.7186	11,493

	Total Mutual Funds			1,697,466

*	Sterling Bancorp	Common Stock	365,656.6087	5,130,162

*	Participant Loans		Interest rates range from 6.00% to 10.25% with maturities ranging from 1 year to 30 years	442,056

				$18,823,631

*Party-in-interest as defined by ERISA.

See report of independent registered public accounting firm

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

Employer Identification No. 13-2565216, Plan No. 003
Schedule H, Line 4a Form 5500 – Schedule of Delinquent Participant Contributions

December 31, 2008

(a)	(b)	(c)	(d)	(e)
Identity of Party Involved	Relationship to plan, employer or other party-in- interest	Description of transaction, including rate of interest	Amount of Line 4(a)	Lost Interest

Sterling Bancorp/Sterling National Bank	Employer/Plan Sponsor	2008 employee deferral not deposited into the plan in a timely manner. Interest rate of 6%.	$ 150	$ 2

Sterling Bancorp/Sterling National Bank	Employer/Plan Sponsor	2007 employee deferral not deposited into the plan in a timely manner Interest rate of 7%	$1,914	$11

See report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Sterling Bancorp/Sterling National Bank 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STERLING BANCORP/STERLING NATIONAL BANK 401(K) PLAN

Date: July 14, 2009	By:	/s/ Mindy Stern

Mindy Stern
(a member of the Plan’s Administrative Committee)

EXHIBIT INDEX

Exhibit Number	Description	Filed Herewith	Sequential Page No.

23.1	Consent of Independent Auditors - KPMG LLP	X
23.2	Consent of Independent Auditors - Amper, Politziner & Mattia, LLP	X